Kingtone Wirelessinfo Solution Holding Ltd Reports
the First Six Months of Fiscal Year 2011 Unaudited Financial Results
Revenues in the First Six Months of FY2011 Down 46.1% to $3.0 Million from the Prior Year Period
Gross Profits in the First Six Months of FY2011 Down 56.5% to $2.0 Million from the Prior Year Period
Basic and Diluted Earnings Per Share of $0.01 in the First Six Months of FY2011 Down $0.30 from $0.31 in the Prior Year Period

Xi’an, China, May 31, 2011 — Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) (“Kingtone”,  or the “Company”), a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced unaudited financial results for the six months ended March 31, 2011. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the first Six Months of FY 2011

Revenues decreased 46.1% to $3.0 million from $5.6 million in the prior year period.

Gross profit decreased 56.5% to $2.0 million from $4.5 million in the prior year period.

Gross margin decreased to 65.2% from 80.9% in the prior year period.

Net income decreased 97.8% to $0.07 million from $3.09 million in the prior year period.

Basic and diluted earnings per share were $0.01 as compared to $0.31 in the prior year period.

“We had a difficult first half of the year as business conditions deteriorated rapidly and competition in software solutions, our highest margin business line, became very aggressive,” said Mr. Peng Zhang, Chief Executive Officer. “We saw a growing number of small service providers compete very aggressively on price and this negatively affected our ability to win new contracts. While we believe that this situation may be temporary, it is difficult to predict how long it will take for the market to return to better pricing. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth.

While we believe that the higher quality and reliability of our products based on our strong R&D capabilities deserve premium pricing, we were forced to gradually adjust our prices downward in existing contracts and in bidding for new contracts.

Additionally, we have started a new business line to develop middleware software for the benefit of other application developers, turning some of our smaller competitors into business partners. This is a scalable business which also has the advantage of expanding sales of our middleware products that will be used in the execution of contracts that we did not win.”

Mr. Zhang concluded: “We operate in a niche business which is still in its infancy in China. As such, we are still in the pioneering phase with rapid changes in technology, customer needs and competition. While this brings greater volatility and tests our flexibility and technological know-how, it also gives us a chance to establish leadership and emerge stronger as confusion recedes. We believe that, within the next several years, growth will accelerate as government agencies and companies will increasingly adopt mobility to increase efficiency and better manage risks.”

Results of Operations – for the six months ended March 31, 2011 compared to six months ended March 31, 2010.

Net Revenues. For the first six months ended March 31, 2011, revenues decreased by 46.1% to $3.0 million from $5.57 million in the comparable period of fiscal 2010. Revenues from software solutions decreased by 69.1% to $1.29 million in the six months ended March 31, 2011 compared to $4.18 million in the prior year period, mainly due to the completion of prior engagements and our inability to replace these completed contracts with new contracts, which we attribute to increased competition from new market participants who have consistently underbid our prices. Revenues from wireless system solutions increased by 22.9% to $1.71 million in the six months ended March 31, 2011 compared to $1.39 million in the prior year period. The Company recognized approximately $0.06 million in revenues, or 2.1% of total revenues, from one related party transaction in this period. There were no related party transactions in the first six months of fiscal year 2010.

Gross Profit and Gross Margin. For the first six months of fiscal year 2011, gross profit decreased by 56.5 % to $1.96 million from $4.50 million in the prior year period. Gross margin for the six months ended March 31, 2011 was 65.2% compared to 80.9% in the prior year period. Gross profit from software solutions decreased by 74.8% to $1.0 million from $3.93 million and gross margin decreased to 76.7% from 94.2% in the prior year period, in both cases primarily because we had to lower our prices in the wake of increased competition and increase compensation for our software technicians. Gross profit from wireless system solutions increased by 69.9% to $0.97 million from $0.57 million and gross margin increased to 56.5% from 40.9% in the prior year period.  The Company completed more wireless system solutions projects that  required less hardware purchases for the past six months compared to the same period a year ago, resulting in lower direct material costs in both dollar amount and as a percentage of cost for wireless system solutions.

Operating Expenses. Total operating expenses for the six months ended March 31, 2011 were $1.85 million, compared to $0.72 million in the prior year period, representing an increase of 155.9%.

Selling and marketing expenses increased by 59.9% to $0.27 million in the six months ended March 31, 2011 from $0.17 million for the same period in the prior year, and represented 8.9% and 3.0% of revenues for the first six months of fiscal year 2011 and 2010, respectively.

General and administrative expenses were approximately $1.45 million in the six months ended March 31, 2011, an increase of 209.4% from $0.47 million as compared to the same period in the prior year, and represented 48.3% and 8.4% of revenues for the six months ended March 31, 2011 and 2010, respectively. The main reasons for the increase are share-based compensation expenses, professional services costs related to the fact that the Company is now listed on Nasdaq and depreciation expenses from the Kingtone Center building.

Research and development expenses were approximately $0.13 million in the six months ended March 31, 2011, an increase of 51.2% from $0.09 million as compared to the same period in the prior year, and represented 4.3% and 1.5% of revenues for the six months ended March 31, 2011 and 2010, respectively. The Company expects its research and development expenses to increase both in dollar amount and as a percentage of revenues as it hires more engineers, upgrades its middleware platform and develops new software applications.

Income from Operations. Income from operations decreased by 97.0% to $0.11 million in the six months ended March 31, 2011 from $3.78 million in the comparable period of fiscal 2010, primarily due to significantly lower revenues from software solutions compounded by increased operating expenses. Operating margins for the six months ended March 31, 2011 and 2010 were 3.7% and 67.9%, respectively.

Net Income. Net income was $0.07 million in the six months ended March 31, 2011, compared to $3.09 million in the prior year period, a decrease of 97.8%. Net income as a percentage of total net revenues was 2.3% and 55.5% for the first six months of fiscal year 2011 and 2010, respectively. Basic and diluted earnings per share was $0.01 in the six months ended March 31, 2011, compared to $0.31 in the prior year period. The number of weighted average common shares outstanding for the six months ended March 31, 2011 was 14 million, compared to 10 million a year ago.

Liquidity and Capital Resources.

Cash and Cash Equivalents. As of March 31, 2011, the Company had cash and cash equivalents of $11.3 million, compared to $14.9 million as of September 30, 2010, the Company’s last fiscal year end. Cash flows used in operating activities for the six months ended March 31, 2011 were approximately $3.90 million, compared to approximately $0.69 million in the prior year period, mainly due to the $2.75 million increase in Accounts Receivables and $1.73 million decrease in Tax Payables. Depreciation and amortization expenses were $0.22 million and $0.07 million for the six months ended March 31, 2011, and 2010, respectively. Cash flows used in investing activities were approximately $0.01 million for the six months ended March 31, 2011, compared to $0.02 million a year ago. Cash flows provided by financing activities were approximately $0.005 million for the six months ended March 31, 2011, compared to $0.90 million a year ago. The Company received net proceeds of $14.5 million from its May 2010 initial public offering. As of March 31, 2011, $1.4 million had been used in daily operations and $1.8 million had been used to pay for professional services in the US to maintain its status as a public company on Nasdaq.

Recent Business Developments

As of March 31, 2011, the Company completed an “intelligent building” for the clinic system of Zhouzhi Hospital in Xi’an, Shaanxi province which generated revenues of approximately $368,000 for the six months ended March 31, 2011. In addition, the Company developed a sewage disposal system for the construction management department of Western Airport in Xi’an. It generated revenues of approximately $270,000 for the six months ended March 31, 2011. The Company also completed an Alkalization project for a chemical plant in Henan province with an annual capacity of 200,000 ton polyethylene, generating revenue of approximately $275,000 for the six months ended March 31, 2011.

On March 14, 2011, the Company signed a three year contract with Xi'an Interactive Space Media Company to provide 3G wireless solutions on Interactive Taxi Cab Displays in Xi'an, Shaanxi province. The Company will develop interactive software solutions and install hardware in 3,100 taxis in the city. The solutions will deliver real-time highly relevant information about traffic, places of interests, restaurants, shopping centers and entertainment in the cabs.

In addition, the Company was selected as the only mobile wireless communication provider among 30 competitors from all over China to provide comprehensive wireless tour information services for the 2011 International Horticultural Exposition in Xi'an, China to be held from April to October, 2011. This is expected to generate revenue for the Company during the second half of fiscal year 2011.  The Company was selected by China Unicom as the industrial application cooperative partner for mobile police solutions as well as mobile news collecting and editing solutions out of 300 candidates. The Company was also selected as a wireless communication partner of the Qualcomm 2011 "Wireless Reach" initiative in China. Qualcomm will pay Kingtone $250,000 to continue to develop its 3G wireless communication systems to extend the reach of rural doctors to better serve the heath care needs in underserved areas in China.

Financial Outlook

Based on the results of the first six months of fiscal 2011 and lower anticipated sales for the second half of fiscal year 2011, in light of increased competition, price pressure and continuing negotiations for new contracts that were expected to be signed earlier in the year, the Company is revising its previously released guidance for fiscal 2011. It now expects revenues in the range of $7.4 million and $8.8 million and net income in the range of $0.1 million and $0.75 million.

Conference Call

The Company will host a conference call to discuss the first six months of fiscal year 2011 financial results at 8:30 a.m. EDT on Tuesday, May 31, 2011.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: (877) 407-9205
International: (201) 689-8054

Conference ID #:371933

A replay of the call will be available until 11:59 PM EDT on June 2, 2011.

To access the replay, please dial any of the following numbers:

USA Toll Free: (877)-660-6853
International: (201) 612-7415

Replay Passcodes (both required for playback):
Account #: 286
Conference ID #: 371933

The conference call will be webcast live by Vcall and can be accessed http://www.InvestorCalendar.com.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Securities and Exchange Commission (the “SEC”), and in documents subsequently filed by the Company from time to time with the SEC including the Company’s Transition Report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 filed with the SEC on January 20, 2011. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti:
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com

Christensen
Christian Arnell
Tel:  +86-10-5826-4939
Email: carnell@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2011	2010
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$11,275	$14,909
Accounts receivable, net	9,564	6,650
Unbilled revenue	262	973
Due from related parties	118	120
Inventories	156	383
Advances to suppliers	1,001	309
Other receivables	739	462
Total Current Assets	23,115	23,806
Non-current assets
Property and Equipment, net	13,720	13,637
Intangible assets	637	630
Total Assets	$37,472	$38,073

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$656	$575
Advances from customers	410	371
Other payables and accruals	113	167
Taxes payable	1,746	3,421
Dividend payable	788	772
Total Current Liabilities	3,713	5,306

Commitments and contingencies

Stockholders' equity
Ordinary share ($.001 par value, 100,000,000 shares authorized, and 14,000,000 shares issued and outstanding) (note a)	$14	$14
Additional paid in capital	22,147	21,915
Appropriated retained earnings	1,615	844
Unappropriated retained earnings	7,579	8,281
Accumulated other comprehensive income	2,404	1,713
Total Stockholders' Equity	33,759	32,767

Total Liabilities and Stockholders' Equity	$37,472	$38,073

(Note a - Includes 10,000,000 ordinary shares and 4,000,000 ADS. Each ADS represents one ordinary shares, par value $0.001 per share)

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)
(Unaudited)

	For the Six Months Ended March 31,
	2011	2010

Revenues
Software solutions	$1,291	$4,176
Wireless system solutions	1,710	1,391
- Related party	63	-
-Third Party	1,647	1,391
Total revenues	3,001	5,567
Cost of sales
Software solutions	301	244
Wireless system solutions	743	822
- Related party	36	-
-Third Party	707	822
Total cost of sales	1,044	1,066
Gross profit	1,957	4,501

Operating expenses
Selling and marketing expenses	267	167
General and administrative expenses	1,448	468
Research and development expenses	130	86
Total Operating expenses	1,845	721
Income from operations	112	3,780

Other income(expense)
Subsidy income	-	44
Interest income (expense)	85	(140)
Other income (expense)	7	(12)
Total other income (expense)	92	(108)
Income before income tax expenses	204	3,672
Income tax expenses	135	582
Net income	$69	$3,090
Other comprehensive income
Foreign currency translation gain	691	11
Comprehensive income	$760	$3,101

Earnings per ordinary share:
Basic and Diluted	$0.01	$0.31

Weighted average number of ordinary shares outstanding Basic and Diluted (note b)	14,000,000	10,000,000

( Note b - No dilutive effect from issued restricted shares and options since the grant price of these restricted shares and the exercise price of these options were higher than the average market price during period presented)

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED  STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)
(Unaudited)

	For the Six Months Ended March 31,
	2011	2010
Cash flows from operating activities
Net income	$69	$3,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	223	65
Provision for doubtful debts	5	-
Share-based compensation expense	233	-

Changes in operating assets and liabilities
Accounts receivable	(2,751)	(3,109)
Unbilled revenue	726	177
Other receivables	(266)	(105)
Advance to suppliers	(679)	248
Inventories	233	36
Taxes payable	(1,732)	294
Accounts payable	68	(515)
Advance from customers	31	(1,293)
Other payables and accruals	(56)	403
Deferred government grant	-	21
Net cash used in operating activities	(3,896)	(688)

Cash flows from investing activities
Purchases of vehicles and office equipment	(10)	(18)
Net cash used in investing activities	(10)	(18)

Cash flows from financing activities
Collection/ (Payment) in amounts due from related-party companies	5	(4)
Receipt in amounts due to shareholders	-	900
Net cash provided by financing activities	5	896

Effect of exchange rate changes on cash and cash equivalents	267	8

Net (decrease)/ increase in cash and cash equivalents	(3,634)	201
Cash and cash equivalents at beginning of the period	14,909	344
Cash and cash equivalents at end of the period	$11,275	$545

Supplemental disclosure of cash flow information
Interest paid	$-	$139
Income taxes paid	$1,555	$92